

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 3, 2015

Via E-mail
Ramin Najafi
Chief Executive Officer
NovaBay Pharmaceuticals, Inc.
5980 Horton Street, Suite 550
Emeryville, California 94608

     Re: **NovaBay Pharmaceuticals, Inc.**
              Preliminary Proxy Statement on Schedule 14A
              Filed on August 21, 2015
              File No. 001-33678

Dear Mr. Najafi:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Suzanne Hayes
Assistant Director